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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ebank Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278608104

(CUSIP Number)

J. Matthew Martin
Shumacker Witt Gaither & Whitaker, P.C.
Suite 1100, 736 Market Street
Chattanooga, TN 37402
423-425-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 278608104

1.	Names of Reporting Persons: Richard D. Jackson		I.R.S. Identification No. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 241,406

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 241,406

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 241,406

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.73%

14.	Type of Reporting Person: IN

Item 1.     Security and Issuer.

     This Amendment Number 1 to Statement on Schedule 13D (the “Statement”) relates to the Common Stock, (the “Common Stock”), of ebank Financial Services, Inc., a Georgia corporation (the “Issuer”), the principal executive offices of which are located at 2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

Item 2.     Identity and Background.

     (a)     Richard D. Jackson.

     (b)     2410 Paces Ferry Road, Suite 190, Atlanta, Georgia 30339.

     (c)     Mr. Jackson is Chairman of the Issuer’s board of directors.

     (d)     Mr. Jackson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     Mr. Jackson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Mr. Jackson is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the shares of the Issuer reported in Item 4 was $97,419.24. Mr. Jackson funded the purchase of such shares from his personal funds.

Item 4.     Purpose of Transaction.

     Effective as of March 19, 2004, Mr. Jackson purchased 90,203 shares of the Issuer’s Common Stock in the Issuer’s offering to sale up to 3,703,704 shares of Common Stock. Mr. Jackson participated as an investor in such offering on the same terms and conditions as other investors. Mr. Jackson acquired the shares of the Issuer reported herein for investment purposes.

     Except as otherwise set forth herein, Mr. Jackson does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action. Notwithstanding the foregoing, any of the preceding actions may be, from time to time, proposed to and acted upon by the board of directors of the Issuer, of which Mr. Jackson is a member, in the normal course of the Issuer’s business. Thus, in the normal course of discharging his duties as a director of the Issuer, and in his capacity as such, Mr. Jackson may be required to consider or review any such plans or proposals.

Item 5.     Interest in Securities of the Issuer.

     (a)     Mr. Jackson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 241,406 shares of the Issuer’s Common Stock constituting 8.73% of the Issuer’s outstanding Common Stock. Such 241,406 shares of Common Stock consist of: (i) 108,406 shares of Common Stock owned directly by Mr. Jackson; (ii) 72,000 shares of Series A Convertible Preferred Stock which are currently convertible into 72,000 shares of Common Stock; (iii) a currently exercisable warrant to purchase 36,000 shares of Common Stock; and (iv) 25,000 stock options which may be exercised within 60 days of the date of this report.

     (b)     Mr. Jackson has the sole power to vote and dispose of all of the shares of the Issuer reported herein.

     (c)     None.

     (d)     No other person other than Mr. Jackson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer reported herein.

     (e)     Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     From October 4, 2000 through June 5, 2001, the Issuer sold 500,000 “capital units” at a price of $10.00 per unit in a private offering. Each such capital unit consisted of four shares of Series A Convertible Preferred Stock and a warrant to purchase two shares of Common Stock for $3.50 per share. Mr. Jackson participated as an investor in such offering on the same terms and conditions as other investors. Accordingly, the Issuer and Mr. Jackson are parties to a warrant agreement entitling Mr. Jackson to purchase 36,000 shares of Common Stock. The warrant agreement terminates on the earlier of five years from its date of issue or thirty days after the Issuer notifies the holder that the closing price of the Issuer’s Common Stock has equaled or exceeded $5.00 per share for twenty consecutive trading days. The Issuer also entered into a registration rights agreement with Mr. Jackson and each of the other investors in the private offering in order to assist such investors in selling shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and warrant agreements. Pursuant to the terms of the registration rights agreements, the Issuer agreed to file a “shelf” registration statement registering the resale by the investors in such offering of shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and the warrant agreements. The registration rights terminate on the earlier of (i) the date on which all of the holders of shares of Series A Convertible Preferred Stock and warrant agreements no longer hold any shares of Common Stock underlying such securities; or (ii) the date on which all of the shares of Common Stock underlying the shares of Series A Convertible Preferred Stock and warrant agreements may be resold in a public transaction without registration under the Securities Act.

     Mr. Jackson and the Issuer are also parties to a Stock Option Agreement dated as of October 16, 2000. Pursuant to the Issuer’s Stock Incentive Plan, Mr. Jackson was awarded an option to purchase up to 25,000 shares of Common Stock at $3.06 per share. The option vests in three equal annual installments beginning on October 16, 2000.

     Mr. Jackson participated as an investor on the same terms and conditions as other investors in the Issuer’s offering to sale up to 3,703,704 shares of Common Stock. Accordingly, Mr. Jackson and the Issuer are also parties to a Stock Subscription Agreement executed in connection with such offering.

Item 7.     Material to be Filed as Exhibits.

The following documents were filed as part of Mr. Jackson’s original Schedule 13D and are incorporated herein by reference to such filing:

          Exhibit 99.1: Warrant Agreement between the Issuer and Mr. Jackson.

          Exhibit 99.2: Registration Rights Agreement between the Issuer and Mr. Jackson.

          Exhibit 99.3: Stock Option Agreement between the Issuer and Mr. Jackson.

The following document is filed as part of this Amendment Number 1 to Schedule 13D:

          Exhibit 99.4 Stock Subscription Agreement between the Issuer and Mr. Jackson.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard D. Jackson
Richard D. Jackson

Date: March 22, 2004